Mail Stop 6010   March 7, 2007

Mr. Frank Rizzo
President
XenaCare Holdings, Inc.
3275 W. Hillsboro Boulevard, Suite 300
Deerfield Beach, Florida 33442

> **Re: XenaCare Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 1 filed February 23, 2007**
> **File No. 333-139595**

Dear Mr. Rizzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Explanatory Note

1. We note your response to comment 5 and the changes you have made to refer to a subsequent offering. Your disclosure on the cover page and in the plan of distribution section does not describe this "subsequent offering." In fact, the plan of distribution section does not distinguish between the offering by the company or the selling shareholders. Please advise or revise. We may have additional comments.

Cover Page

2. We note your response to comment 7 and reissue the comment. Since the secondary offering is covered by the same registration statement, the prior comment, including the alternative presentation, remains applicable. As there is currently no market for your securities, you are required to set a price at which they will be sold by the selling shareholders. Selling shareholders will be able to sell their shares at the market price if and when a market for your securities develops.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

3. We acknowledge your response to comment 27; however, it remains unclear why you recognized $100,000 in "other" revenue for the year ended December 31, 2005. Please tell us and disclose why the discontinued use of your nurse practitioners in doctors' offices triggered your recognition of the $100,000, which you describe as previously "unearned," in fiscal 2005.

4. We acknowledge your response to comment 29. While you have quantified approximately $1.3 million of the increase in your selling, general and administrative (SG&A) expense for the year ended December 31, 2006, your disclosure does not quantify and describe the remaining $0.4 million. You previously disclosed that the "development of personal performance and lifestyle performance NPPs" partly contributed to the overall increase in your SG&A expense during fiscal 2006. Please tell us why you no longer discuss that factor in your filing. We believe that the $1.7 million (232%) increase in your SG&A expense is a material change that you are required to quantify pursuant to Financial Reporting Codification Section 501.04 and Item 303 (b)(v) of Regulation S-B. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 15

5. We note you believe cash on hand, anticipated revenues and the proceeds from the public offering will permit you to fund your operations for the next twelve months. We also note that as of December 31, 2006 you had $44,000 in cash, anticipated net proceeds of $200,000 from the public offering, and a net loss of $2.2 million for the year ended December 31, 2006. Please advise us supplementally concerning the level of revenues you anticipate to support your operations for the next twelve months. We may have additional comments.

Business, page 16

6. We note your response to comment 30 and reissue the comment. Simply deleting references to XenaCare SOC, purportedly a line of business you have historically engaged in, is not responsive. Please revise to clarify that your SOC products account for substantially all of your revenues and describe your plans for this line of business.

Clinical, page 16

7. We note your response to comment 38 and reissue the comment. Please expand the discussion to describe the nature and extent of FDA regulation and approval, if any.

Replenishment Systems, page 17

8. Please expand the discussion to explain what you mean by the term "consistent with our current XenaCare Clinical operations." We may have additional comments.

9. Please expand the discussion to clarify the relationship with, and planned operations of, your proprietary platform of poly-formulas supporting disease treatment. Do you intend to continue to pursue revenue generation from the poly-formulas and, if so, how?

Selling Shareholders, page 27

10. The first sentence of this section refers to warrants for your common stock, however the table does not reflect to such warrants in the footnotes. In addition, the discussion under "Description of Securities" states you have no outstanding warrants, options or other rights to acquire common shares. Please advise or revise.

11. We note your response to comment 47. Please clarify whether the registrant will bear all the costs of both offerings. In addition, please confirm that the prospectus will be updated as required throughout the period of the secondary offering, including the completion and results of the public offering.

Plan of Distribution, page 30

12. We note the reference in the first paragraph that you intend that the registration statement cover shares that may be acquired by the selling shareholders. Please provide us supplementally with an explanation of this phrase. In this regard, we note the absence of any disclosure in the selling shareholder table pertaining to options, warrants, or other convertible securities currently owned by the selling shareholders. We may have additional comments.

Notes to Consolidated Financial Statements (Unaudited), page F-7

Note 1.- Organization and Nature of Business, page F-7

13. We acknowledge your response to comment 51 and reissue our comment, as your response did not clarify how you accounted for the XenaCare LLC transaction and why you present the financial statement information of XenaCare LLC for the periods preceding the incorporation of XenaCare Holdings, Inc.

- Provide us the basis for your accounting treatment of XenaCare LLC as the predecessor, referencing the applicable authoritative accounting literature.

- Tell us what consideration was given to accounting for the transaction as a purchase pursuant to SFAS No. 141.

- Tell us the ownership of each member or shareholder and the percentage interests owned in XenaCare LLC and XenaCare Inc. before and after the transaction.

- Provide additional disclosure in your financial statements clarifying the accounting treatment for the transaction.

- Revise the notes to your financial statements to clarify that you issued the ~19 million founders' shares prior to your transaction with XenaCare LLC.

Impairment of Long-Lived Assets, page F-8

14. Refer to your response to comment 53. Please disclose the factors that led management to determine the $46,189 in software assets were impaired during the year ended December 31, 2005.

Note 9.- Common Stock, page F-12

15. Please refer to your response to comment 49 and address the following comments.

- Please revise your disclosure to describe your accounting policy with respect to the 250,000 common shares issued in satisfaction of product development services rendered during fiscal 2006. State that you recorded the transaction based on the fair value of the services you received.

- Please disclose whether you issued the 250,000 shares to a related party and how you recorded their issuance in your June 30, 2006 financial statements, which was prior to the performance of the related services.

- Tell us why $500,000 is included in the members' equity column in your statement of stockholders' equity for the year ended December 31, 2006.

- Please correct your statement of stockholders' equity for the issuance of 250,000 shares of common stock since the related amounts appear to be in the wrong columns.

*   *   *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Frank Rizzo
XenaCare Holdings, Inc.
March 7, 2007
Page 6

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3795 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brian A. Pearlman, Esq.
        Arnstein & Lehr LLP
        200 East Las Olas Boulevard, Suite 1700
        Fort Lauderdale, Florida 33301